                              Writer’s Direct Dial: (212) 225-2864

                                        E-Mail: jkarpf@cgsh.com

August 2, 2007

Ms. Jennifer Hardy, Esq. Division of Corporation Finance Securities and Exchange Commission Mail Stop 3561 100 F Street, NE Washington, DC 20549
Re:	Lumber Liquidators, Inc. Amendment No. 2 to Registration Statement on Form S-1 (File No. 333-142309) (the “Registration Statement”)

Dear Ms. Hardy:

Thank you for your comments on the above-captioned Registration Statement filed on June 15, 2007 by Lumber Liquidators, Inc. (the “Company”) with the Securities and Exchange Commission (the “Commission”). Set forth below are the Company’s responses to the comments contained in your letter dated June 20, 2007. The Staff’s comments, reproduced in bold text, are followed by responses on behalf of the Company. The responses to the Staff’s comments are provided in the order in which the comments were set out in your letter and are numbered correspondingly. Unless otherwise noted in this letter, the Company has supplied the information provided in response to each comment and is solely responsible for that information. The Company also advises the Staff that it has (under separate cover) filed a related application for confidential treatment for a portion of this response letter.

The Company respectfully advises the Staff that, in light of its responses to the Staff’s comments, it is not at this time submitting a revised Registration Statement in connection with those responses. The Company further advises the Staff that it intends to file a further amendment to the Registration Statement in the future to update operational and financial information and, to the extent that it has not responded to the Staff’s comments in this letter, expects either amend the Registration Statement or provide additional supplemental information in response to the Staff’s comments at that time.

Jennifer Hardy

Securities and Exchange Commission

Critical Accounting Policies and Estimates, page 48

Equity Compensation, page 49

1.	Once you have established your proposed IPO price range, please provide the following additional disclosures related to the fair value of your equity instruments:
•	A comprehensive analysis of how you estimated the fair value of common stock for each stock option grant date within the last fiscal year through the IPO;
•	Whether the valuation you used to determine the fair value of equity instruments was contemporaneous or retrospective;
•	If the valuation specialist was a related party, a statement indicating that fact;
•	The intrinsic value of outstanding equity instruments based on the estimated IPO price;
•	A discussion of the significant factors, assumptions and methodologies used in determining fair value during the periods presented;
•	A discussion of each significant factor contributing to the difference between the fair values as of each grant date and the estimated IPO price; and
•	Update the disclosures for any stock options or equity instruments granted after March 31, 2007.

The Company respectfully advises the Staff that it has not yet established a proposed IPO price range. The Company acknowledges the Staff’s comment, and advises the Staff that it intends to provide the requested information either by means of an amendment to the Registration Statement or by providing additional supplemental information to the Staff once the proposed price range has been determined.

Annual Cash Bonus Awards, page 80

2.

In your response to comment 6 in our letter dated June 13, 2007, you state that you believe disclosure of the 2006 performance target amounts based on audited earnings before income taxes, cash bonuses and non-cash stock compensation would result in competitive harm and is not material to shareholders. Note that under the revised Item 402(b)(1)(v) disclosure requirements, a registrant must disclose how it determined the amount and formula for each element of compensation. Your response that disclosing target information could cause competitive harm could apply to many registrants. Please explain how competitors may be able to determine details about the company’s strategy based on the performance targets and explain how this would affect you differently than other companies who disclose performance targets.

Disclosing the Bonus Targets Will Cause Competitive Harm

Jennifer Hardy

Securities and Exchange Commission

The Company respectfully submits to the Staff that it believes disclosing the specific performance targets that it applied under the bonus plan would cause it competitive harm in a manner that is different than would be the case for many other issuers for the reasons set forth below:

•

As discussed in the Company’s Compensation Discussion & Analysis (“CD&A”), under the Company’s Annual Bonus Plan, each executive officer was eligible to receive an annual cash bonus in 2006 in an amount equal to a certain percentage of his base salary. Fifty percent of the bonus entitlement was determined based upon the Company’s achievement of objective earnings levels, i.e., reaching specified levels of earnings before income taxes, cash bonuses and non-cash stock compensation (“earnings”), while the remaining 50% of the bonus entitlement was determined based on a subjective analysis of each executive officer’s individual performance. The performance schedule for the objective earnings component of the 2006 bonus was as follows:

[Confidential Treatment has been requested for the Schedule, which has been omitted herein and submitted separately to the Commission]

•

The Company’s actual earnings for 2006 were approximately $25.8 million, well below the minimum earnings threshold required for an executive officer to earn any portion of the objective component of his 2006 annual bonus, which itself was well below the level that results in 100% payout of this component of the bonus and, therefore, might be considered the “target.” In fact, the Company’s current internally projected earnings levels for 2007, while falling within the range that would have entitled an executive officer to a bonus payout in 2006, are certainly not at the high end of that range.

•

The Company believes that if its competitors learned of this performance schedule, they might erroneously determine that the Company expects to grow more rapidly than it currently anticipates or discloses in the Registration Statement. The Company’s competitors might therefore react to the Company differently, and possibly more aggressively, than they currently do. The Company believes that because of the unique nature of its operations versus those of its major competitors, this represents a more significant threat to it than may be faced by other companies in similar circumstances. In particular, some of the Company’s primary competitors are multinational home improvement chains that have existed longer, are more diversified in the products they offer and have a more established market presence with substantially greater financial, marketing, personnel and other resources than the Company. If these competitors were to infer that the Company has an extremely aggressive growth strategy based on its 2006 bonus schedule, they might decide to employ strategies in their own retail flooring lines, which frequently represent a very narrow line of their respective businesses, in a manner intended to cause the Company substantial competitive harm.

Jennifer Hardy

Securities and Exchange Commission

•

The Company believes that in the past, its competitors have not anticipated an overly aggressive growth strategy by the Company. The Company discloses in the Registration Statement that it plans to open 25 new stores in 2007, and between 30 and 40 new stores during each of the next several years thereafter. The Company is concerned that its competitors may misconstrue its planned growth strategy on the basis of the outdated 2006 bonus schedule, which although it was based the Company’s previous growth strategy – and, accordingly, would have required adherence to that strategy – might well be construed by competitors as representing a significantly greater planned store growth rate than the Company currently anticipates. The Company is quite concerned that disclosure of the 2006 performance schedule could lead these competitors to respond much more proactively and aggressively then they have in the past.

•

Finally, the Company notes that after setting the 2006 performance schedule, the Company made a number of changes to its operations – predominantly in connection with transitioning from being a smaller, privately held concern toward being a mid-size public company – that prevented the old performance schedule from being realistically achievable. In particular, the Company experienced significant increases in its sales, general and administrative expenditures in connection with enhancing its management, improving its infrastructure and positioning its business to support sustainable growth and profitability in the future. These steps included assembling an experienced executive team (including hiring a new chief executive officer), expanding its management team by adding a number of senior vice presidents and a general counsel, slowing the pace of new store openings, restructuring its regional operations and increasing the number of regional managers. All of these activities incurred additional expenses during the period, which had not been factored into the Company’s results in determining the 2006 bonus target levels. Indeed, the Company’s budgeting process was itself still in development, and 2006 was the first time the Company set performance targets based on significant income statement or balance sheet line items. Accordingly, the original 2006 targets do not accurately reflect the Company’s position and outlook as a public company, nor should they been seen as an appropriate benchmark against which to measure the Company’s past or future performance.

Bonus Targets Are Not Material To Understanding the Compensation Program

In addition to the Company’s views on the competitive harm that would be caused by disclosure of the 2006 bonus schedule, the Company respectfully submits to the Staff that disclosure of the exact performance schedule applicable to the objective component of the 2006 annual bonus is not material to an understanding of the Company’s compensation programs. In considering “materiality,” the Company reiterates, first, its belief that materiality should be measured by reference to understanding the compensation program, not to other factors. Item 402(b)(1) states that an issuer’s CD&A “shall describe . . . how the registrant determines the amount (and, where applicable, the

Jennifer Hardy

Securities and Exchange Commission

formula) for each element to pay.” The list in Item 402(b)(2) of information that may be material in responding to the requirements of Item 402(b)(1) includes, in clauses (vi) and (vii), references to how specific forms of compensation are structured and implemented to reflect the issuer’s performance and the executive officer’s individual contribution to company performance, respectively. The Company believes that the emphasis of this disclosure requirement appears to be on providing a materially complete picture of how the compensation program is structured and implemented. Instruction 5 to Item 402(b) discusses disclosure of target levels that are non-GAAP financial measures, indicating again that the rules contemplate disclosure of target levels to the extent that they are material to understanding of an element of the compensation program.

The Company believes that it has disclosed all material information about its bonus program that is necessary to an understanding of the compensation program. The Company has included, in tabular form in its CD&A, an illustration of the maximum target bonus an individual could have achieved had the target levels of achievement been satisfied, and the amount of bonuses that were actually earned by, and paid to, the Company’s named executive officers. In the next filing of the Registration Statement, the Company will revise the disclosure to indicate that the full amount of the bonus paid to its executive officers for 2006 was based solely on satisfaction of the subjective criteria. The Company believes that, with this addition, the disclosure in the Registration Statement presents investors with the information needed to an understanding, complete in all material respects, of the structure and operation the Company’s bonus plan as an element of compensation. The Company respectfully submits that disclosure of the actual performance schedule would neither enhance nor be material to a shareholder’s understanding of the compensation of its named executive officers. Since the Company missed even the minimum performance threshold by a substantial margin, the Company respectfully submits that the schedule is not material to investors in order for them to have a complete understanding of the bonus program in all material respects.

In fact, the Company believes that disclosing its 2006 bonus performance schedule may be misleading to shareholders for several reasons:

•

First, the schedule does not reflect the Company’s current strategy or business model, and could cause shareholders to incorrectly value the Company on the assumption that the Company continues to believe that those performance levels are fully attainable in the near term under the Company’s current strategy. Investor misperception based on an outdated performance schedule could among other things, result in share price declines if the Company fails to meet this outdated schedule in the future.

•

Second, the Company believes that revealing the 2006 performance schedule may lead shareholders to form an inaccurate view regarding the Company’s philosophy with respect to its annual compensation program – namely, if shareholders were to see the extremely aggressive schedule established in 2006 (which is no longer consistent with the Company’s current overall business

Jennifer Hardy

Securities and Exchange Commission

strategy), the Company is concerned that shareholders may form a view that the Company will routinely set performance thresholds that are, under most circumstances, unachievable.

•

Third, as noted above, the Company made a number of significant changes to its business model after the 2006 targets were originally set. In particular, the significant additional investments required in connection with transitioning from a smaller earlier-stage private company to a mid-size public company were not considered in setting the bonus targets, and the Company believes that the targets would not have been considered reasonable (rather than merely difficult to achieve) had there been a clearer understanding of the extent of the infrastructure investment required. As the Company began to implement the changes necessary to transition to becoming a public company, management recognized that its existing infrastructure needed to be strengthened to sustain the long-term growth and control expected of a public company. At the same time, the Company revised its growth targets to allow for more control over the expansion of its operations. Accordingly, the Company’s prior vision of the business had previously assumed both a much leaner operating structure and more rapid expansion of its operations going forward – assumptions that have since been changed – and the Company believes that these outdated targets are accordingly not information that investors should use to evaluate its future performance or incentive compensation.

For all of the foregoing reasons, the Company respectfully submits that it should not be required to disclose its 2006 performance schedule in the Registration Statement. If the Staff is not inclined to agree, then we respectfully request a meeting or teleconference to discuss the issues raised.

3.	Please discuss how you determine the performance targets. Also, disclose the performance targets for 2007.

The Company respectfully submits that the means used to determine performance targets for its executive officers are already described in the Registration Statement. As described on page 80 of the prospectus included in the Registration Statement, for 2006 the Company’s Board of Directors set the individual performance targets of each executive officer based 50% on specified targets for earnings and 50% on individual operational goals established and/or approved by the chief executive officer (except for the chief executive officer, for whom the weighting was determined in the Board’s discretion). The Board and the chief executive officer consider a variety of factors in setting individual performance targets, including the factors that will be evaluated in annual salary reviews in the future, which include (as disclosed in the Registration Statement) both quantitative performance criteria such as sales, profitability and new account activity, as well as qualitative criteria such as business decisions, product and process suggestions and identifying and developing business opportunities.

Jennifer Hardy

Securities and Exchange Commission

Furthermore, we respectfully submit that disclosure of the Company’s 2007 bonus targets is neither required nor appropriate in the CD&A covering the Company’s 2006 fiscal year. In particular, we do not believe that disclosure of the 2007 bonus targets would “affect a fair understanding of the named executive officer’s compensation for the last fiscal year.” In addition, while the Company is in the process of establishing its 2007 bonus targets, it has not yet made a final determination with respect to them.

*         ****

Please direct any comments or questions regarding this filing to Jeffrey D. Karpf at (212) 225-2864 or James D. Small at (212) 225-2015.

Very truly yours,

/S/ JEFFREY D. KARPF

Jeffrey D. Karpf

Enclosure

cc:	Brigitte Lippman Patricia Armelin John Cash Securities and Exchange Commission

Jeffrey W. Griffiths

Daniel E. Terrell

E. Livingston B. Haskell
     Lumber Liquidators, Inc.

Robert E. Buckholz, Jr.
     Sullivan & Cromwell LLP